06007522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46649

AB 4/1/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United Heritage Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East United Heritage Court
(No. and Street)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

Meridian (City) Idaho (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Winderl (208) 475-0921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1300 S.W. Fifth Avenue, Suite 3800 (Address) Portland (City) Oregon (State) 97201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack. J. Winderl, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of United Heritage Financial Services, Inc., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LEONA METTILLE
Notary Public
State of Idaho

Signature

President and CEO
Title

Subscribed and sworn to before me,
this day of February 24, 2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Board of Directors
United Heritage Financial Services, Inc.:

We have audited the accompanying statements of financial condition of United Heritage Financial Services, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
February 24, 2006

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005	2004
Cash and cash equivalents	$	425,533	158,065
Deposits with clearing organization		25,000	30,554
Accrued interest and dividends receivable		5,678	5,594
Securities owned		721,007	812,655
Receivables from agents, net of allowance		6,822	—
Receivables from brokers and dealers		147,636	252,229
Prepaid expenses		15,429	14,660
Furniture and equipment (net of accumulated depreciation of $12,251 and $8,866 at 2005 and 2004, respectively)		19,596	12,787
Income tax receivable		6,577	69,955
Total assets	$	1,373,278	1,356,499
Liabilities and Stockholder's Equity			
Accrued sales commissions	$	143,657	209,434
Accounts payable and accrued expenses		81,959	48,321
Deferred tax liability		4,152	22,852
Market value of securities sold, not yet purchased		2,450	1,250
Total liabilities		232,218	281,857
Stockholder's equity:			
Common stock, $1 par value. Authorized 500,000 shares; 936 shares issued and outstanding at 2005 and 2004		936	936
Additional paid-in capital		934,064	934,064
Retained earnings		206,060	139,642
Total stockholder's equity		1,141,060	1,074,642
Total liabilities and stockholder's equity	$	1,373,278	1,356,499

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Dealer commissions	$	4,661,301	3,637,291
Interest and dividend income		53,433	45,702
Realized/unrealized gain (loss) on investments		(31,623)	28,188
Total revenues		4,683,111	3,711,181
Expenses:			
Salaries, benefits, and payroll taxes		339,527	317,442
Sales commissions		3,844,520	2,951,634
Rent expense		49,971	57,456
Other expenses		306,679	308,071
Total expenses		4,540,697	3,634,603
Income before provision for income taxes		142,414	76,578
Provision for income taxes		45,996	30,492
Net income	$	96,418	46,086

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 2003	936	$	936	934,064	93,556	1,028,556
Net income	—		—	—	46,086	46,086
Balance, December 31, 2004	936		936	934,064	139,642	1,074,642
Net income	—		—	—	96,418	96,418
Dividends paid	—		—	—	(30,000)	(30,000)
Balance, December 31, 2005	936	$	936	934,064	206,060	1,141,060

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	96,418	46,086
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		5,468	3,986
Unrealized loss on investments		48,132	30,107
Deferred tax benefit		(18,700)	(774)
Changes in operating assets and liabilities:			
Accrued interest and dividends receivable		(84)	1,836
Securities owned		43,516	28,822
Receivables from brokers and dealers		104,593	(145,849)
Receivables from agents		(6,822)	—
Prepaid expenses		(769)	10,599
Deposits with clearing organizations		5,554	4,446
Income tax receivable		63,378	(18,152)
Accrued sales commissions		(65,777)	126,321
Accounts payable and accrued expenses		33,638	2,534
Market value of securities sold, not yet purchased		1,200	(2,975)
Net cash provided by operating activities		309,745	86,987
Cash flows from investing activities:			
Proceeds from sale of furniture and equipment		276	—
Purchase of furniture and equipment		(12,553)	(6,885)
Net cash used in investing activities		(12,277)	(6,885)
Cash flows from financing activities:			
Dividends to stockholder		(30,000)	—
Net cash used in financing activities		(30,000)	—
Net increase in cash and cash equivalents		267,468	80,102
Cash and cash equivalents at beginning of year		158,065	77,963
Cash and cash equivalents at end of year	$	425,533	158,065
Supplemental disclosures of cash flow information:			
Cash paid during the year for taxes	$	44,916	51,942

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

United Heritage Financial Services, Inc. (the Company or UHFS), was established for the purpose of marketing equity based products and variable annuities as a broker/dealer. The Company was formed in 1993 as a wholly owned subsidiary of United Heritage Holdings, Inc. which was a wholly owned subsidiary of United Heritage Life Insurance Company (UHLIC). In 2001, a corporate reorganization under a mutual holding company was completed. UHFS is now wholly owned by United Heritage Financial Group (UHFG), which is owned by United Heritage Mutual Holding Company. The Company is registered with the Securities and Exchange Commission to be licensed as a broker/dealer and is engaged primarily in the business of brokering mutual funds, corporate stock and variable products to investors. The Company is also registered with the states of Idaho, Washington, Oregon, and California as a Registered Investment Advisor.

(b) Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities of three months or less when purchased to be cash equivalents.

(c) Securities Valuation

Marketable equity securities owned and securities sold but not yet purchased are classified as trading securities, stated at market value, and changes therein reflected in the results of operations.

(d) Receivables

Receivables from brokers and dealers and receivables from agents are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts due from brokers and dealers are collectible and therefore does not record an allowance for doubtful accounts. For receivables from agents the Company establishes an allowance for doubtful accounts based upon specific identification of past due amounts deemed uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

(f) Revenue Recognition

Fees are recognized in the period in which the related services are rendered on a trade date basis of accounting.

(g) Advertising Costs

The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising costs to date have not been significant.

(Continued)

(h) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operation in the period that includes the enactment date.

(i) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, receivables from brokers and dealers, receivables from agents, accounts payable, and accrued expenses approximate the fair value due to their short maturities.

(j) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements with net capital of $1,007,390 and $866,466 at December 31, 2005 and 2004, respectively and ratios of aggregate indebtedness to net capital of 0.23 to 1 and 0.31 to 1 at December 31, 2005 and 2004, respectively.

(4) Receivables

Amounts due from brokers and dealers and agents as of December 31 were:

		2005	2004
Brokers and dealers	$	147,636	252,229
Agents		17,489	—
Allowance for agents		(10,667)	—
Total receivables	$	154,458	252,229

No allowance is considered necessary for receivables from brokers and dealers. The allowance for receivables from agents is based upon specific identification of past due amounts deemed uncollectible. No amount for receivables from brokers and dealers was written off for the years ended December 31, 2005 and 2004, respectively. Bad debt expense for receivables from agents was $10,667 and $0 for the years ended December 31, 2005 and 2004, respectively.

(5) Income Taxes

Components of the 2005 provision for income taxes include:

		Current	Deferred	Total
Federal	$	54,823	(16,302)	38,521
State		9,873	(2,398)	7,475
Total (benefit) provision	$	64,696	(18,700)	45,996

Components of the 2004 provision for income taxes include:

		Current	Deferred	Total
Federal	$	23,961	(1,307)	22,654
State		7,305	533	7,838
Total (benefit) provision	$	31,266	(774)	30,492

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state taxes, nondeductible expenses, dividends received deduction and tax-exempt interest.

At December 31, 2005 and 2004, the tax effects of temporary differences that give rise to the net deferred tax liabilities principally relate to the cumulative balance of unrealized losses not deductible for tax purposes.

(Continued)

(6) Employee Retirement and Benefit Plans

The Company has a defined benefit retirement plan offered through United Heritage Life Insurance Company. It is the Company's policy to fund pension benefits as they accrue and to fully fund all vested benefits. The plan was amended, effective January 1, 2002, to freeze the accrual of benefits, and any benefit obligations are included in United Heritage Life Insurance Company's total benefit obligations. The Company made no contributions to this plan and recognized no related pension expense in 2005 and 2004.

In 2005 United Heritage Life Insurance Company announced its intent to terminate and settle the pension plan. All amounts calculated and due under the defined benefit pension plan will be paid out to eligible participants in May 2006. As the plan is fully funded, no additional contributions or expense have been required for UHFS.

The Company also participates in the United Heritage Financial Group 401(k) Plan (the Plan) for which all employees are eligible to participate. Participating employees may elect to contribute a maximum of 20% of their base pay or limited in accordance with the Internal Revenue Code. The Company matches employee contributions up to a maximum of 4% of employee salaries and in addition, provides discretionary profit sharing contributions. For the years ended December 31, 2005 and 2004, the Company's contribution to the Plan was $21,144 and $25,504, respectively.

(7) Lease Commitments

The Company had one noncancelable operating lease for an automobile. The lease expired in January 2005 and the Company has no future lease commitments. Total lease expense for the years ended December 31, 2005 and 2004 was $632 and $4,204, respectively.

(8) Related Party Transactions

The Company's parent, UHFG, also has other wholly owned subsidiaries which are considered related parties of UHFS. The Company has certain material transactions with one of these related parties, United Heritage Life Insurance Company (UHLIC). Revenues net of clearing expenses from transactions with UHLIC were $47,104 and $95,213 in 2005 and 2004, respectively. In addition, the Company provides investment brokerage services for other UHFG subsidiaries.

The Company pays UHLIC rent for the space it occupies and incurred rent expense of $26,162 and $16,384 for the years ended December 31, 2005 and 2004, respectively. Finally, the Company reimburses UHLIC for general expenses incurred on the Company's behalf and had no amounts outstanding to UHLIC as of December 31, 2005 and 2004, respectively.

(9) Contingencies

The Company is involved in various legal actions in the normal course of business. In the opinion of management, based on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations or liquidity of the Company.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2005

Net capital:		
Total stockholder's equity	$	1,141,060
Less nonallowable assets:		
Receivable from agents		6,822
Receivable from broker dealers		287
Prepaid expenses		15,429
Furniture and equipment, net of accumulated depreciation		19,596
Income tax receivable		6,577
		48,711
Net capital before haircuts		1,092,349
Haircuts computed pursuant to Rule 15c3-l(f)		84,959
Net capital	$	1,007,390
Aggregate indebtedness:		
Accrued sales commissions, accounts payable, and accrued expenses	$	229,519
Total aggregate indebtedness	$	229,519
Computation of basic net capital requirement:		
Net capital requirement, greater of $100,000 or 6-2/3% of aggregate indebtedness	$	100,000
Net capital in excess of required amount		907,390
Net capital	$	1,007,390
Excess of net capital at 1,000%	$	984,436
Ratio of aggregate indebtedness to net capital		0.23

This computation does not materially differ from the computation of net capital included in Focus Part II filed by the Company as of December 31, 2005.

See accompanying independent auditors' report on internal control required by SEC Rule 17a-5.

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Heritage Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of United Heritage Financial Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
February 24, 2006

KPMG

UNITED HERITAGE FINANCIAL SERVICES, INC.

Financial Statements and
Supplementary Information

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

UNITED HERITAGE FINANCIAL SERVICES, INC.

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